HomeFed Corporation
1903 Wright Place, Suite 220
Carlsbad, CA 925008

September 11, 2015

VIA EDGAR

Eric McPhee
Senior Staff Accountant
Office of Real Estate & Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	HomeFed Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 1-10153

Dear Mr. McPhee:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 27, 2015 (the “Comment Letter”), regarding the Staff’s review of the above-referenced Annual Report on Form 10-K of HomeFed Corporation (“we” or the “Company”) for the fiscal year ended December 31, 2014 (the “2014 10-K”).    We have repeated the Staff’s comments below in italics and following each comment is our response thereto.

Form 10-K for the fiscal year ended December 31, 2014

Item 1.

Our Businesses

Otay Ranch, pages 3 and 4

1.
We note that your Otay Ranch project was approved. Your disclosure indicates that you made a $1 million university endowment payment and a 50 acre land dedication effectively for the university in the City of Chula Vista. Please tell us how you have accounted for the land dedication and the endowment payment in your financial statements. In your response, please specifically tell us the financial statement captions where these payments were recorded.

Response: In accordance with ASC 970, the Company capitalized the $1 million university endowment payment as the Company determined that this was a project cost that was clearly associated with the development of Otay Ranch.  The Company also capitalized the 50 acre land dedication as this cost was considered cost of real estate donated to municipalities or other governmental agencies for uses that will benefit the project in accordance with ASC 970-360-35-1.  The costs are included within the real estate held for development caption on the consolidated balance sheets.

Fanita Ranch, page 4

2.
We note your disclosure that the approval you had received from the City of Santee to construct approximately 1,400 residential units was rescinded during 2013, and it appears you have incurred significant additional expenditures and propose to incur more to obtain a new approval. We also note that no impairments were taken during each of the three years ended December 31, 2014. Please tell us how you considered the rescindment of approval during 2013 and subsequent events within your impairment testing for Fanita Ranch.

Response:  The Company purchased the Fanita Ranch property in January 2011 with the existing entitlement of approximately 1,400 residential units, which were the subject of a pending legal challenge under the California Environmental Quality Act, which had been stayed pending the outcome of the bankruptcy proceedings of the former owner.  The Company evaluated potential profit for the project in 2011 taking into account that the entitlements were being challenged and believed that the project could be profitable.  As part of the analysis of potential profitability, the Company utilized projected home sale prices to determine revenue considering market conditions, estimated development costs based on proposed development plans and considered absorption based on available market data.  The Company considered the rescindment of approval in 2013 and reviewed its projections of future potential profit given the anticipated future costs of obtaining entitlements for the project. The Company believed in 2013 and currently believes that the project could be profitable.  While the risk exists that we may not be profitable in light of potential future challenges, the Company currently believes that cost recovery is attainable and no impairment exists for the three years ended December 31, 2014.

 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.	To the extent material, please disclose internal costs capitalized (e.g., payroll, interest, etc.) for each period related to real estate development.

Response: The Company utilizes third party consultants and contractors to perform entitlement, development and construction related activities for its real estate development projects.  These costs are capitalized in accordance with ASC 970.  There were no interest costs incurred for the periods covered by the 2014 10-K and the Company does not capitalize the cost of internal indirect overhead or payroll.  To the extent material in the future, we will disclose in future filings.

Financial Statements

Note 1. Summary of Significant Accounting Policies

4.	Please enhance your policy disclosure related to below market lease intangibles to address the amortization period utilized and to discuss below market lease renewals.

Response:  The Company has included disclosure regarding the amortization period utilized for below market leases in Note 1 within the Intangible Assets (Liabilities), Net disclosure to the Notes to Consolidated Financial Statements included in the 2014 10-K.  Specifically, the disclosure identifies that above and below market lease value is amortized on a straight-line basis over the remaining term of the underlying lease.  The Company will enhance disclosure in future filings to provide the following additional disclosure: “Above market lease values are amortized over the remaining terms of the underlying leases and below market lease values are amortized over the initial terms plus the terms of any below market renewal options of the underlying leases.”

Note 2. Acquisition, pages F-11 to F-12

5.
We note your disclosure indicates that 7.5 million shares were issued to Leucadia in connection with the 2014 acquisition transaction and that Leucadia has approximately a 65% interest in your common stock at December 31, 2014 (including interest held in the stock prior to the acquisition transaction). Please provide a discussion which summarizes how you determined which party was the accounting acquirer in the 2014 business combination. Within your response, please cite guidance which you considered in reaching your conclusion under Sections 810 and 805-10, as applicable, of the Accounting Standards Codification. Additionally, within your response, please summarize the general terms of the agreement that you have with Leucadia such that Leucadia will limit its vote to no more than 45% of the outstanding voting securities and discuss the general nature of why this agreement was established whether there are any exceptions, time expirations, or assignment provisions that may allow Leucadia to vote above the 45% level.

Response:  On March 28, 2014, the Company completed the initial closing of an acquisition pursuant to which the Company purchased from Leucadia National Corporation (“Leucadia”) certain real estate assets and interests and cash in exchange for the issuance to Leucadia of 6,986,337 shares of the Company’s common stock.  The acquisition was pursuant to the terms of a Purchase Agreement dated February 28, 2014 among the Company and Leucadia and certain of its subsidiaries (the “Purchase Agreement”). Following the receipt of a third party consent, the Company acquired certain additional real estate interests from Leucadia in exchange for the issuance of 513,663 additional shares of the Company’s common stock in a deferred closing.  Upon the consummation of the deferred closing on September 23, 2014, Leucadia beneficially owned approximately 65% of the Company’s common stock.

The Company evaluated the criteria in ASC 805-10 when determining the acquirer in the acquisition and determined that it was the acquirer based on its sole ownership of the assets subsequent to acquisition and that it was the entity that issued its equity interest.  In accordance with ASC 810-10, the Company determined that it should not consolidate with Leucadia (see evaluation below).  The Company also evaluated additional criteria in ASC 805-10 and concluded that the following facts support the conclusion that the Company is the acquirer.

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The relative voting rights in the combined entity after the business combination. The Company stockholders, exclusive of Leucadia, retained the largest portion of voting rights subsequent to the acquisition.

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The Composition of the governing body of the combined entity.  The Company stockholders have the ability to elect, appoint, or remove the Board of Directors of the Company.  Leucadia does not control the Board.

-	The composition of the senior management of the combined entity. The Company management prior to the acquisition remained the same management after the acquisition.

In determining the acquirer under ASC 805-10-55-10, the Company and Leucadia evaluated the ability for Leucadia to control the Company after the acquisition based on the guidance in the consolidation standards.  The first assessment was performed to determine whether or not the Company is determined to be a variable interest entity (“VIE”). In accordance with ASC 810-10, the following criteria define whether a particular entity is a VIE:

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The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. The Company received cash of approximately $14 million as part of the transaction and had approximately $88 million in cash, cash equivalents, and available for sale investments, which represents approximately 21% of the Company assets at March 31, 2014 (the period end immediately following the close of the transaction).  The Company was, therefore, not thinly capitalized and did not require any external funding to sustain its business.  In addition, the stockholders of the Company possess substantive voting rights.

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As a group, the holders of the equity investment at risk lack one of the following: the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity; the obligation to absorb the expected losses of the legal entity; or the right to receive the expected residual returns of the legal entity.  The stockholders, as a group, do not lack any of these characteristics.  Leucadia’s voting equity at risk and its governance structure in place does not suggest that it has the ability to control the Company nor has the Company been historically run on behalf of or by Leucadia.

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The equity investors as a group also are considered to lack the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities if both of the following are present:

●
The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.  This criterion is met as Leucadia owns approximately 65% of the Company’s outstanding shares but is limited to voting at 45% of the total outstanding voting securities, assuming all voting securities not owned by Leucadia are voted.

●
Substantially all of the entity’s activities either involve or are conducted on behalf of the investor(s) with disproportionately few voting rights.  This criterion is not met as the entity’s activities are not conducted on behalf of Leucadia.  The Company conducts its business based on its own business model and knowledge of the real estate industry.

Based on this assessment, it was determined that the Company was not a VIE.  As a result, the Company and Leucadia reviewed the voting rights model to determine whether Leucadia had the ability to control the Company through its voting rights.  With respect to the Company, Leucadia maintains less than 50% of the voting rights of the Company, does not control the Board of Directors, and does not have rights under the current structure to expand its voting interest.

Based upon the facts of the business combination and the criteria presented in ASC 805 and 810 noted above, the Company and Leucadia concluded that the Company should not be consolidated with Leucadia and therefore a reverse acquisition would not be appropriate and the Company was determined to be the acquirer.

The Purchase Agreement provided that, as a closing condition, the Company and Leucadia would enter into a stockholders agreement.  Pursuant to the stockholders agreement dated March 28, 2014, by and between the Company and Leucadia (the “Stockholders Agreement”), Leucadia will limit its vote to no more than 45% of the total outstanding voting securities of the Company, assuming all of the total outstanding voting securities of the Company not owned by Leucadia vote on such matter (the “Voting Limitation”).  This limitation means that to the extent Leucadia’s ownership of shares of the Company’s common stock exceeds 45% of the outstanding voting securities of the Company (as is currently the case), Leucadia will only vote such number of shares of the Company’s common stock equal to 81.8% (which is a percentage equal to 45% over 55%) of the Company’s outstanding voting securities on the relevant record date not held by Leucadia. For example, if the Company had 1,000 voting securities outstanding, and Leucadia held 451 of such shares and the Company’s other stockholders held 549 of such shares, Leucadia would still only vote 449 of its shares (81.8% of 549 shares rounded down to the nearest whole number).  Any shares held by Leucadia in excess of this amount will not be voted and will be deemed non-voting shares to comply with the Voting Limitation.  The Voting Limitation would no longer apply if Leucadia were to own less than 45% of the outstanding voting securities of the Company.  The limited voting by Leucadia was agreed to as part of the Stockholder’s Agreement, which enumerates the arrangement between the parties. The Stockholder’s Agreement was negotiated between the parties as part of the Acquisition, primarily because the Company management held the expertise in real estate development and wanted to control the management of the Company and its assets.

The Stockholder’s Agreement contains certain other voting limitations and transfer restrictions by Leucadia.  There are no exceptions or assignment provisions in the Stockholders Agreement that allow Leucadia to vote in excess of the Voting Limitation.  The Stockholders Agreement will remain in effect until the earlier of (i) a Change of Control (as defined in the Stockholders Agreement) and (ii) Leucadia owning less than 10% of the Company’s Outstanding Voting Securities (as defined in the Stockholders Agreement).  The Stockholders Agreement may not be amended except in writing with the consent of both the Company and a majority of the holders of shares subject to the Stockholders Agreement.

Note 3. Investments, pages F-14 to F-15

6.
We note your disclosure of your Series 2006B Bonds issued by the City of Myrtle Beach, South Carolina and in particular, that you have identified that Level 3 unobservable inputs are used to fair value these investments which you have classified as held-to-maturity investments. Please enhance your disclosures within Management’s Discussion and Analysis of Financial Condition and Results of Operations to adequately discuss your methodology for estimating the fair value for these non-traded securities. Reference is made to 820-10-50-1 and 2 of the Accounting Standards Codification.

Response: The Company utilizes estimates of future cash flow projections with inputs based on the Company’s internal data and any available market information. Inputs include estimates related to the assessed real estate values of the properties included in the tax district that services the Series 2006B Bonds and estimated tax increment generated from the estimated assessed property value.  A present value calculation is applied to the estimate of future cash flows using an appropriate discount rate, currently 10% to reflect market risk and current market conditions when determining the estimated fair value of the asset.  In future filings, the Company will enhance disclosures within Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss its methodology for estimating the fair value of this asset  in accordance with ASC 820-10-50-1 and 2.

Note 6. Equity Method Investments, page F-16

7.
We note that you have provided summarized financial information for your equity method investments related to BRP. Please file audited financial statements under Rule 3-09 of Regulation S-X, or tell us why you believe such financial statements are not required.

Response: The Company included summarized financial information in the filings in anticipation that we would need to file audited financial statements under Rule 3-09 of Regulation S-X.  However, the Company has determined that audited financial statements under Rule 3-09 of Regulation S-X are not required for BRP as the conditions set forth in Rule 1-02(w) (1)-(3), substituting 20 percent for 10 percent in the tests therein as identified in Rule 3-09 (a), have not been met.

* * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact me at (760) 918-8200 or ERuhe@hfc-ca.com with any follow-up questions you may have.

Sincerely,

HOMEFED CORPORATION

/s/ Erin N. Ruhe
By:	Erin N. Ruhe
Vice President, Treasurer and Controller

cc:  Lyuba Goltser, Esq., Weil, Gotshal & Manges